Exhibit 99.1

JULY 17, 2017

CENCOSUD S.A. ANNOUNCES SETTLEMENT OF TENDER OFFERS
FOR 5.500% SENIOR NOTES DUE 2021 AND 4.875% SENIOR NOTES DUE 2023 AND
COMPLETION OF OFFERING OF 4.375% SENIOR NOTES DUE 2027

SANTIAGO, CHILE — Cencosud S.A. (BCS: Cencosud) (“Cencosud”) announced today (1) the settlement of the previously announced tender offer (the “Any and All Tender Offer”) to purchase for cash any and all of its outstanding 5.500% Senior Notes due 2021 (the “Any and All Notes”) and (2) the early settlement of the previously announced tender offer (the “Maximum Tender Offer” and, together with the Any and All Tender Offer, the “Tender Offers”) to purchase for cash up to the Aggregate Maximum Principal Amount of its outstanding 4.875% Senior Notes due 2023 (the “Maximum Tender Offer Notes”). The “Aggregate Maximum Principal Amount” is U.S.$750,000,000 less the aggregate principal amount of the Any and All Notes validly tendered and accepted for purchase in the Any and All Tender Offer.

The Any and All Tender Offer expired at 5:00 p.m., New York City time, on July 11, 2017 (the “Any and All Expiration Date”). At the Any and All Expiration Date, valid tenders had been received with respect to U.S.$492,853,000 of the U.S.$750,000,000 aggregate principal amount of the outstanding Any and All Notes. With respect to the Maximum Tender Offer, at the early tender date and time of 5:00 p.m., New York City time, on July 11, 2017 (the “Early Tender Date”), valid tenders had been received with respect to U.S.$882,156,000 of the U.S.$1,200,000,000 aggregate principal amount of the outstanding Maximum Tender Offer Notes.

Cencosud has accepted for payment all Any and All Notes validly tendered prior to the Any and All Expiration Date. On July 17, 2017, such tendering holders received the purchase price in the amount of U.S.$1,098.75 for each U.S.$1,000 principal amount of Any and All Notes tendered, plus accrued and unpaid interest to, but not including, the date hereof.

Cencosud has accepted for payment U.S.$257,147,000, the Aggregate Maximum Principal Amount, of Maximum Tender Offer Notes validly tendered prior to the Early Tender Date. On July 17, 2017, such tendering holders received the purchase price in the amount of U.S.$1,082.50 for each U.S.$1,000 principal amount of Maximum Tender Offer Notes validly tendered, including the early tender premium, plus accrued and unpaid interest to, but not including the date hereof. The Maximum Tender Offer will expire at 11:59 p.m., New York City time, on July 25, 2017, unless extended or earlier terminated. Because the Tender Offers have been fully subscribed as of the Early Tender Date, the Company will not accept for purchase any Maximum Tender Offer Notes tendered after the Early Tender Date. Any Maximum Tender Offer Notes tendered after the Early Tender Date will be returned to the holders thereof as described in the Offer to Purchase.

Cencosud also announced the completion of its previously announced offering of U.S.$1,000,000,000 aggregate principal amount of its 4.375% Senior Notes due 2027 (the “New Notes”) on July 17, 2017. The New Notes will mature on July 17, 2027 and will be guaranteed on a senior unsecured basis by Cencosud Retail S.A., a majority-owned subsidiary of Cencosud. Cencosud will use the net proceeds from the offering of New Notes (i) to pay the consideration for the Tender Offers and accrued and unpaid interest on the Any and All Notes and the Maximum Tender Offer Notes, (ii) to pay fees and expenses incurred in connection with the Tender Offers, (iii) to pay fees and expenses incurred in connection with the issuance of the New Notes and (iv) to use the remainder for general corporate purposes, including the prepayment of existing indebtedness.

This announcement is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell securities. The New Notes have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy the New Notes or any other securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale is unlawful.

Information Relating to the Tender Offers

J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the dealer managers for the Tender Offers. The information agent and depositary is Global Bondholder Services Corporation (“GBS”). Copies of the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery, with respect to the Any and All Offer, and related offering materials are available by contacting GBS at (866) 470-3800 (toll-free), (212) 430-3774 (banks and brokers) or www.gbsc-usa.com/Cencosud/. Questions regarding the Tender Offer should be directed to J.P. Morgan Securities LLC, Latin America Debt Capital Markets, at (212) 834-7279 (collect) or (866) 846-2874 (toll-free) or Merrill Lynch, Pierce, Fenner & Smith Incorporated, Liability Management Group, at (646) 855-8988 collect or (888) 292-0070 (toll-free).

This press release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Tender Offer is being made only pursuant to an Offer to Purchase dated June 27, 2017, which set forth the terms and conditions of the Tender Offer, and only in such jurisdictions as is permitted under applicable law.

Disclosure Regarding Forward-Looking Statements

Statements contained in this news release that state the Company’s or management’s intentions, expectations or predictions of the future are forward-looking statements. Specifically, the Company cannot assure you that the proposed transactions described above will be consummated on the terms currently contemplated, if at all. Actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially is contained from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”) including but not limited to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016. The Company disclaims any intention or obligation to revise any forward-looking statements, including financial estimates, whether as a result of new information, future events or otherwise.

About Cencosud S.A.

Cencosud is a leading multi-brand retailer in South America, headquartered in Chile and with operations in Chile, Brazil, Argentina, Peru and Colombia. The Company operates in supermarkets, home improvement stores, shopping centers and department stores and maintains a financial services portfolio through wholly-owned subsidiaries in Peru and Argentina and joint ventures with third parties in Chile, Brazil and Colombia.

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For further inquiries, please contact:

Marisol Fernández Investor Relations Officer Tel +562 2959 0545 mariasoledad.fernandez@cencosud.cl	Natalia Nacif Deputy IR Manager Tel +562 2959 0368 natalia.nacif@cencosud.cl